Exhibit 99.21

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the three months ended March 31, 2023, with comparative information for the three months ended March 31, 2022. This MD&A is dated May 9, 2023 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2023 and the annual consolidated financial statements for the year ended December 31, 2022, which are available on the Company’s website at www.solarisresources.com and on the SEDAR website at www.sedar.com. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR website at www.sedar.com.

The Company has prepared the condensed consolidated interim financial statements in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2022.

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares are listed on the Toronto Stock Exchange and trade under the symbol “SLS” as well as on the OTCQB Venture Market under the symbol “SLSSF”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work; that the latest drilling at Warintza East in SLSE-28 indicates the potential for notably improved grades; that full assay results are expected in four to six weeks; that exploration activities continue to target high-value mineral resource growth of the MRE, specifically the open extensions of near surface, high-grade mineralization at Warintza Central and a major expansion of the drill coverage of Warintza East; that follow-up holes are also planned to expand drill coverage of the pre-resource Warintza West deposit; that a subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling; that the Company plans to continue to advance its regional exploration program which has recently identified a number of new porphyry, skarn and high sulphidation targets for further exploration in support of drilling; that the Company continues to reorient its drilling fleet to pursue a resource growth strategy via step-out and extensional drilling in 2023; the proposed spin-out of Solaris Exploration Inc.; that further funds may be required to fund future obligations and exploration plans; potential mineralization; exploration results; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include the ability to raise funding to continue exploration, development and mining activities; share price fluctuation; global economic conditions; limited supplies, supply chain disruptions, and inflation; the Russia-Ukraine conflict; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risks that the proposed spin-out does not occur in a timely fashion (if at all); risks of global outbreaks and contagious diseases; risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; permitting risk; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; surface rights and access risk; fraud and corruption; ethics and business practices; risks related to the tax regime in Ecuador; Solaris may in the future become subject to legal proceedings; Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; future sales of common shares by existing shareholders; costs of land reclamation; measures to protect endangered species may adversely affect the Company’s operations; environmental risks and hazards; and changes in climate conditions.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Description of Business

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a large-scale resource with expansion and discovery potential at the Warintza Project (“Warintza” or the “Project”) in Ecuador; discovery potential at its Ricardo Project (“Ricardo”) and the grass-roots Tamarugo Project (“Tamarugo”) in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture (“La Verde”) with a subsidiary of Teck Resources Ltd. in Mexico.

Highlights and Activities

The following activities and developments were achieved during the quarter:

Corporate:

●	Appointed Ms. Poonam Puri as an independent Director of the Company, replacing Mr. Greg Smith, who has decided to step down to focus on external roles. Ms. Puri is an experienced corporate director and an internationally recognized scholar of corporate law, corporate governance, and capital markets regulation.[1]

●	Received proceeds from exercises of 23,500,000 common share purchase warrants totaling $20,618 (C$28,200), including a total of 23,100,000 common share purchase warrants at a price of C$1.20 for proceeds of $20,260 (C$27,720) by the Company’s Executive Chairman, Mr. Richard Warke and Equinox Gold Corp.[2]

[1]	Refer to the Company’s news release titled, “Solaris Announces Changes to Its Board of Directors, Including the Appointment of Ms. Poonam Puri”, dated February 24, 2023.

[2]	Refer to the Company’s news release titled, “Solaris Receives Proceeds from Warrant Exercises of C$30.2 Million, Including Significant Exercises by Richard Warke and Equinox Gold Corp”, dated March 29, 2023.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Project advancement:

●	Significantly expanded the drilled dimensions of the Warintza East footprint to the northeast, east and south, with the deposit remaining open in these directions, most importantly towards strong soil anomalism to the south. Warintza East adjoins with Warintza Central and is a target for major resource growth potential where only minimal drilling was included in the mineral resource estimate (“MRE”[3] or “Resource”) at the Warintza Project that was reported in April 2022.[4]

●	Reported metallurgical test work results on the Warintza Project with high recoveries expected for copper at 90% and molybdenum at 80% based on rougher flotation, cleaner flotation and locked cycle testing, with high-grade concentrates expected free of deleterious elements.[5]

●	Reported updated geochemical sampling and assay results from follow-up holes at Warintza West where first pass reconnaissance holes outlined a broad zone of porphyry mineralization measuring 1200m x 700m that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for future step-out drilling.[6]

●	Reported assay results from resource growth drilling that continued to expand the Northeast Extension of the ‘Indicative Starter Pit’[7] at Warintza Central within the MRE at the Warintza Project that was reported in April 2022. Assays are pending from two newly constructed 250m step-out platforms testing the zone further to the northeast, with additional platforms planned for construction as the weather improves. [8]

Subsequent to quarter-end:

●	Reported assay results from resource growth drilling at Warintza East expanding the deposit further to the north, east and south, as well as identified a second, higher grade porphyry center opening southern extension potential with visual interpretation suggesting potential for some of the strongest grades to date at Warintza East.[9]

●	Discovered a new, potentially well mineralized porphyry called Patrimonio, located immediately southwest of Warintza Central, with the northern extent of the target located just outside the shell of the MRE that was reported in April 2022.[10]

●	The latest drilling at Warintza East in SLSE-28 has confirmed the discovery of a second, more intensely mineralized porphyry center located 350m south of the original discovery with core showing strong mineralization from 19m to the end of the hole characterized by chalcopyrite-pyrite-molybdenite in stockwork veins and disseminations, holding potential for notably improved grades. Full assay results are expected in four to six weeks.[11]

OUTLOOK

Exploration activities at the Warintza Project continue to target high-value mineral resource growth of the MRE, which included drilling to the end of November 2021, with subsequent drilling focusing on the open extensions of near surface, high-grade mineralization at Warintza Central and a major expansion of the drill coverage of Warintza East, which remains open and adjoins Warintza Central in a shared pit.

[3]	The corresponding Technical Report disclosing the MRE in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects has been prepared by Mr. Rossi titled “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, and is available on the Company’s website at www.solarisresrouces.com and on SEDAR under the Company’s profile at www.sedar.com.

[4]	Refer to the Company’s news release titled, “Solaris Significantly Expands Warintza East Discovery in Continued Extensional Drilling”, dated January 17, 2023.

[5]	Refer to the Company’s news release titled, “Solaris Reports High Recoveries of Over 90% Copper and 80% Molybdenum from Warintza Project Metallurgical Test Work”, dated January 23, 2023.

[6]	Refer to the Company’s news release titled, “Solaris Expands Warintza West to 1.2km by 0.7km, Identifies New Potential”, dated February 13, 2023.

[7]	No economic analysis has been completed by the Company and there is no guarantee an ‘Indicative Starter Pit’ will be realized or prove to be economic. The ‘Indicative Starter Pit’ is based on the same assumptions as the Resource except utilized metal prices of US$1.00/lb Cu, US$7.50/lb Mo, and US$750/oz Au. Within the MRE, the ‘Indicative Starter Pit’ is comprised of Indicated mineral resources of 180 Mt at 0.82% CuEq (0.67% Cu, 0.03% Mo, 0.07 g/t Au) and Inferred mineral resources of 107 Mt at 0.73% CuEq (0.64% Cu, 0.02% Mo, 0.05 g/t Au) above a 0.6% CuEq cut-off grade.

[8]	Refer to the Company’s news release titled, “Solaris Reports 186m of 0.64% CuEq From Near Surface, Continues to Expand ‘Indicative Starter Pit’ at Warintza Central”, dated March 13, 2023.

[9]	Refer to the Company’s news release titled, “Solaris Intersects 626m of 0.50% CuEq From Surface in Expansion Drilling at Warintza East and Identifies Second, Higher Grade Porphyry Center Opening Southern Extension Potential” dated April 3, 2023.

[10]	Refer to the Company’s news release titled, “Solaris Discovers New Porphyry Southwest of Warintza Central, with Values up to 1.6% Cu and 630 ppm Mo in Outcrop Sampling” dated April 11, 2023.

[11]	Refer to the Company’s news release titled, “Solaris Confirms Discovery of Second Porphyry Center with Stronger Mineralization, Higher Grade Growth Potential at Warintza East”, dated May 2, 2023.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

In addition, the Company has completed additional sampling and field work in support of defining new high-value surface targets within the 7km x 5km Warintza porphyry cluster. Field work has generated new targets adjacent and nearby to the existing Resource for future growth potential, returning strong soil anomalism southwest of Warintza Central at a newly identified porphyry called Patrimonio, and southeast of Warintza East where initial drilling has confirmed the discovery of a second, more intensely mineralized porphyry center. Follow-up holes are also planned to expand drill coverage of the pre-resource Warintza West deposit, where initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1200m x 700m that remains open. At Warintza South, further sampling has located an area of strong soil anomalism located 1.5 km north of the initial discovery hole for future follow-up work.

The Company plans to continue to advance its regional exploration program which has been successful in identifying a number of new outcropping porphyry, skarn and high sulphidation targets for further exploration work.

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan). The property includes nine metallic mineral concessions covering 26,777 hectares. Four concessions with an area of 10,000 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. As at March 31, 2023, the Company has incurred $126 million in exploration expenses at Warintza.

Warintza enjoys the support of its local Shuar Nationalities of Warints and Yawi with whom the Company shares an Impacts and Benefits Agreement (“IBA”), which was first signed in September 2020 and renewed in March 2022. The IBA provides certainty of community support for the responsible advancement of the Project from exploration and development through to production and is a major milestone in the Company’s innovative corporate social responsibility (“CSR”) program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples.

In April 2022, the Company reported the results of the updated MRE for the Warintza deposit, with in-pit Indicated mineral resources of 579 Mt at 0.59% CuEq12 (0.47% Cu, 0.03% Mo, 0.05 g/t Au) and Inferred mineral resources of 887 Mt at 0.47% CuEq12 (0.39% Cu, 0.01% Mo, 0.04 g/t Au), including an ‘Indicative Starter Pit’ comprised of Indicated mineral resources of 180 Mt at 0.82% CuEq12 (0.67% Cu, 0.03% Mo, 0.07 g/t Au) and Inferred mineral resources of 107 Mt at 0.73% CuEq12 (0.764 Cu, 0.02% Mo, 0.05 g/t Au). The Company also completed metallurgical test work demonstrating high recoveries expected for copper at 90% and molybdenum at 80% based on rougher flotation, cleaner flotation and locked cycle testing, with high-grade concentrates expected free of deleterious elements.

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration following the completion of an Environmental Impact Assessment and community consultation process late 2022. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

[12]	Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Warintza Drill Program

Warintza Central drilling has returned long intervals of high-grade copper mineralization, with the highest-grade intervals within each hole starting at or near surface, extending to 1km+ depths with grades up to 1.64% CuEq13. An updated MRE was published in April 2022 based on eighteen months of drilling to the end of November 2021, primarily within the Warintza Central deposit, one of the four major discoveries made on the property to date. The MRE is set within a 7km x 5km cluster of copper porphyries where additional discoveries have been made at Warintza West (February 2021), Warintza East (July 2021) and Warintza South (January 2022), each with a similar or larger footprint to Warintza Central.

The MRE established baseline credentials for the Project of hosting a robust mineral resource estimate, featuring a high-grade ‘Indicative Starter Pit’. Since the completion of the updated MRE, ongoing resource growth drilling has successfully expanded the Northeast Extension zone of the ‘Indicative Starter Pit’, increased certainty of targeted volumes at Warintza Central within the MRE envelope, and expanded the Warintza East deposit, where only eight holes were included in the MRE after its discovery. Warintza East adjoins with Warintza Central within a largely undrilled footprint offering major mineral resource growth potential. See the Company’s news releases dated April 18, 2022, May 26, 2022, July 20, 2022, September 7, 2022, December 5, 2022, March 13, 2023 and May 2, 2023.

Warintza West, discovered in February 2021, is located 1km west of and outside the areas contained in the MRE that was reported in April 2022. The initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1200m x 700m that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north for step-out drilling. See the Company’s news releases dated February 16, 2021, October 13, 2022 and February 13, 2023.

In mid-2021, the Company announced its third major copper discovery at Warintza East, located approximately 1km east of Warintza Central, where the first eight holes were included in the MRE pit shell from the overlapping portion with Warintza Central. Follow-up drill results have significantly expanded the drilled dimensions of the Warintza East footprint to the north, east and south, and represents a major target for potential future mineral resource growth. Most recently, the Company confirmed the discovery of a second, higher grade porphyry center opening up extension potential to the south within this deposit. See the Company’s news releases dated July 20, 2021, September 27, 2021, October 25, 2021, April 11, 2022, April 18, 2022, November 14, 2022, January 17, 2023, April 3, 2023 and May 2, 2023.

In January 2022, first-ever drilling at Warintza South resulted in the fourth major copper discovery, which is an entirely separate porphyry deposit, located approximately 3kms south of the Warintza Central deposit, returning 606m of 0.41% CuEq13 (0.32% Cu, 0.02% Mo, 0.02 g/t Au) of continuous porphyry copper mineralization from near surface. See the Company’s news release dated January 18, 2022. The Company has since completed additional surface sampling and has identified an area of strong soil anomalism approximately 1.5km north of the discovery hole for follow-up drilling. See the Company’s news release dated January 18, 2022.

In addition, the Company continues to advance its regional exploration program testing newly identified porphyry, skarn and high sulphidation targets in support of drilling. See the Company’s news releases dated April 4, 2022, April 11, 2022, May 26, 2022, July 7, 2022, April 3, 2023 and April 11, 2023.

Summarized drilling results from Warintza Central, Warintza West, Warintza East and Warintza South are listed on the Company’s website. The Company continues to reorient its drilling fleet to pursue a mineral resource growth strategy via step-out and extensional drilling in 2023.

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail.

[13]	Prior to the updated mineral resource estimate, Solaris defined copper equivalent calculation for reporting purposes only. Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 3.33 × Mo (%) + 0.73 × Au (g/t), utilizing metal prices of US$3.00/lb Cu, US$10.00/lb Mo, and US$1,500/oz Au. No adjustments were made for recovery as the Project is an early-stage exploration project and metallurgical data to allow for estimation of recoveries was not yet available.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

Ricardo

Ricardo consists of approximately 16,000 hectares strategically located along the West Fissure fault in Chile approximately 25km south of Codelco’s Chuquicamata Mine, one of the largest copper mines in the world. The West Fissure is highly prospective and hosts numerous other large porphyry copper deposits.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company entered into a definitive earn-in option agreement with Freeport with respect to 5,100 hectares owned by Freeport and approximately 5,000 hectares 100% owned by the Company in June 2019, amended in November 2020 (the “Tamarugo Option Agreement”).

On January 12, 2023, the Company provided a letter of notification to Freeport that it wished to cease the earn-in of the Tamarugo property with respect to the 5,100 hectares owned by Freeport. The termination date of the Tamarugo Option Agreement was effective on February 11, 2023. Tamarugo also includes a claim block which covers approximately 7,300 hectares that is 100% owned by the Company, which was not part of the option agreement with Freeport as discussed above.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the three months ended March 31, 2023:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$2,203	$–	$–	$129	$2,332
Site preparation, supplies, field and general	1,973	18	51	36	2,078
Drilling and drilling related costs	1,233	–	–	–	1,233
Assay and analysis	175	–	–	–	175
Community relations, environmental and permitting	2,646	–	–	31	2,677
Concession fees	301	28	143	–	472
Studies	41	–	–	–	41
Reclamation provision	172	–	–	–	172
Amortization	212	1	2	6	221
	$8,956	$47	$196	$202	$9,401

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

For the three months ended March 31, 2022:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$4,009	$–	$11	$182	$4,202
Site preparation, supplies, field and general	2,550	15	72	49	2,686
Drilling and drilling related costs	4,622	–	–	–	4,622
Assay and analysis	792	–	–	–	792
Community relations, environmental and permitting	812	–	–	42	854
Concession fees	293	24	141	1	459
Studies	261	–	–	–	261
Reclamation provision	267	–	–	–	267
Amortization	158	1	–	3	162
	$13,764	$40	$224	$277	$14,305

The decrease in exploration expenses to $9,401 for the three months ended March 31, 2023, from $14,305 for the three months ended March 31, 2022 was primarily related to the decrease in the drilling activities at Warintza in Ecuador with the completion of the MRE which was reported in April 2022.

Salaries, geological consulting and support, and travel costs were lower in Ecuador for the three months ended March 31, 2023, compared to the same period in 2022, mainly due to the decrease in geological consultants’ costs in support of drilling activities, as well as the mobilization of supplies, materials and personnel to and within the site.

The decrease in site preparation, supplies, field and general costs is commensurate with the decrease in drilling activities with less drilling platforms, civil works and site infrastructure, as well as a decrease in supplies and materials consumed at the Warintza Project.

Drilling and drilling related costs at Warintza, as well as the corresponding assay and analysis costs, decreased for the three months ended March 31, 2023 compared to the same period in 2022, as the Company conducted higher volume of drilling activities starting in the third quarter of 2021 and extended to the first quarter of 2022 to provide for the update of the MRE at Warintza Central, which concluded in April 2022.

Community relations, environmental and permitting costs increased primarily due to the regulatory permitting fees incurred to obtain the advanced exploration environmental license for the Warintza Project.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. The cost of reclamation provision decreased for the three months ended March 31, 2023 compared to the same period in 2022 mainly due to the impact of the change in cost estimates and the settlement of reclamation costs, offset by the additions in the period, as well as the increase in the discount rate in the current period which was applied to determine the net present value of the reclamation provision.

Loss from Operations

Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022

The Company incurred exploration expenses of $9,401 for the three months ended March 31, 2023 (March 31, 2022 – $14,305). The decrease is mainly attributable to the decreased in drilling activities at Warintza in 2022.

The Company incurred general and administrative expenses of $2,632 for the three months ended March 31, 2023 (March 31, 2022 – $2,269). The increase is mainly due to share-based compensation, a non-cash cost, of $1,540 for the three months ended March 31, 2023 (March 31, 2022– $1,036), as a greater amount of new options has been granted in 2023.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The change in fair value of derivative resulted in a loss of $105 for the three months ended March 31, 2023 compared to a gain of $554 for the three months ended March 31, 2022, a non-cash cost, due to the mark-to-market adjustment on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox Warrants. Changes in fair value of these warrants are primarily affected by the term to expiry and changes in the share prices of the Company and of Equinox and there was a slight increase in the Company’s share price in the first quarter of 2023 compared to a larger decrease in the Company’s share price in the same period in 2022.

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Exploration expenses	$9,401	$11,197	$12,152	$13,838
General and administration	2,632	2,580	2,048	1,919
Change in fair value of derivatives – loss (gain)	105	23	(212)	(634)
Net loss	11,978	13,634	13,889	15,191
Comprehensive loss	11,751	13,466	14,688	15,442
Net loss attributable to Solaris shareholders	11,959	13,622	13,871	15,178
Net loss per share – basic and diluted	$0.10	$0.11	$0.12	$0.14

	2022 Q1	2021 Q4	2021 Q3	2021 Q2
Exploration expenses	$14,305	$16,142	$14,120	$11,237
General and administration	2,269	3,058	2,125	2,331
Change in fair value of derivatives – loss (gain)	(554)	730	(3,381)	(1,724)
Net loss	16,002	19,275	12,789	11,718
Comprehensive loss	15,796	18,966	14,131	10,731
Net loss attributable to Solaris shareholders	15,986	19,261	12,768	11,709
Net loss per share – basic and diluted	$0.15	$0.18	$0.12	$0.11

The Company has not generated any income to date other than interest income and the gain on change in fair value of derivatives (a non-cash item). Exploration expenditures have steadily increased from the second quarter of 2021 to the fourth quarter of 2021 to support the continuing growth and advancement of the Warintza Project. Exploration expenses decreased from the first quarter of 2022 onwards, given the completion of the mineral resource growth drilling with the reporting of the MRE in April 2022. The increase in the general and administrative costs in the fourth quarter of 2021 primarily reflects an increase in share-based compensation, a non-cash cost for stock options granted to employees and directors as well as an increase in salaries and benefits expense as the Company added expanded leadership roles to support the Company’s overall corporate strategy to advance the Warintza Project. The gain or loss recognized from the change in fair value of derivatives, a non-cash item, was attributed to the mark-to-market adjustments on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox Warrants.

Liquidity and Capital Resources

	March 31, 2023	December 31, 2022
Cash and cash equivalents	$24,194	$14,770
Prepaids and other	666	490
Accounts payable and accrued liabilities	7,187	8,336
Lease liability – current	150	145
Total current assets	24,860	15,260
Total current liabilities	$7,748	$8,846

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Cash used in operating activities during the three months ended March 31, 2023 was $11,440 (March 31, 2022 – $15,941). The decreased use of cash during the three months ended March 31, 2023, compared to the same period in 2022, is primarily attributable to the decrease in exploration expenses. Cash used in operating activities was also impacted by the timing of receipts and payments from non-cash working capital items, primarily accounts payable and accrued liabilities.

Cash inflow from financing activities during the three months ended March 31, 2023 was $20,884 (March 31, 2022 – $49). Cash inflow from financing activities during the three months ended March 31, 2023 relates primarily to the proceeds from the exercise of warrants, Equinox warrants and stock options of $20,803 (March 31, 2022 – $41).

Cash outflow from investing activities during the three months ended March 31, 2023 was $277 (March 31, 2022 – $629) and relates primarily to the contribution to restricted cash to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza for the approval of the advanced exploration environment license for the Warintza Project.

The Company has incurred operating losses to date and has no current sources of revenue or significant cash inflows from operations. The Company has, to date, relied on cash received from share issuances in order to fund its exploration and other business objectives.

As at March 31, 2023, the Company has cash and cash equivalents of $24,194, which management believes is sufficient to fund the Company’s committed exploration expenses and general and administrative costs for the next twelve months. However, if the Company continues to maintain or expand its existing exploration activities throughout the next twelve months, the current cash balances may not be sufficient to fund these expenditures. Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, Management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, to prudently manage the Company’s liquidity position and conserve cash resources. In the longer term, the Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares in support of its business activities. There can be no guarantees that future equity financing or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its exploration plans or other business activities.

Commitments and Contingencies

At March 31, 2023, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$7,187	$–	$–	$–	$7,187
Lease liabilities	150	51	–	–	201
Other long-term liability	–	–	–	109	109
Office rent obligations	349	453	110	–	912
Exploration expenses and other	120	–	–	–	120
	$7,806	$504	$110	$109	$8,529

Share Capital Information

As at May 9, 2023, the Company had the following securities issued and outstanding:

●	146,647,930 common shares

●	10,701,604 shares issuable pursuant to exercise of stock options[1]

●	26,085 shares issuable pursuant to redemption of restricted share units[2]

●	1,500,000 shares issuable pursuant to exercise of Solaris warrants

[1]	There are 332,694 Arrangement options outstanding exercisable into 33,272 Solaris shares and 10,668,332 Solaris options outstanding exercisable into 10,668,332 Solaris shares.

[2]	These restricted share units have vested and issuance of the related Solaris shares has been deferred by the holders of the restricted share units.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three months ended March 31, 2023 and 2022 is comprised of the following:

For the three months ended March 31,	2023	2022
Share-based compensation	$1,327	$844
Salaries and benefits	167	177
Professional fees	93	70
	$1,587	$1,091

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. Total amount charged by Augusta in 2022 was $93 (three months ended Mar 31, 2022 - $70).

Related party transactions

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on March 31, 2023 was approximately $919 (December 31, 2022 – $1,028), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in three months ended March 31, 2023 and 2022:

For the three months ended March 31,	2023	2022
Salaries and benefits	$413	$930
Office and other	104	118
Filing and regulatory fees	9	79
Marketing and travel	6	5
	$532	$1,132

At March 31, 2023, amounts in prepaids and other include $89 due from a related party (December 31, 2022 – $45) with respect to this arrangement.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

Significant Accounting Policies and Estimates

In preparing the accompanied condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended December 31, 2022.

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC (“International Financial Reporting Interpretations Committee”). However, these updates either are not applicable to the Company or are not material to the condensed consolidated interim financial statements.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $25,055 represents the maximum exposure to credit risk.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

c)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At March 31, 2023, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the parent company is Canadian dollars. Therefore, the Company is exposed to currency risk from the assets and liabilities denominated in US dollars. However, the impact on such exposure is not currently material.

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of United States dollars, unless otherwise noted)

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

	March 31, 2023	December 31, 2022
Equity	$30,987	$20,318
Cash and cash equivalents	(24,194)	(14,770)
	$6,793	$5,548

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

Risks and Uncertainties

The risks related to Solaris’ business and those that are reasonable likely to affect the Company’s financial statements in the future, are described in the Company’s December 31, 2022 annual MD&A dated March 30, 2023, which is filed on SEDAR at www.sedar.com.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the three months ended March 31, 2023, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, the ICFR has also been designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and our ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended March 31, 2023.

Qualified Person

The technical information contained in this document related to the MRE was based upon the technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi, FAusIMM,RM-SME, Principal Geostatistician of Geosystems International Inc., who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The remaining technical information contained in this document has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).